NOTIFICATION OF THE REMOVAL FROM LISTING
AND REGISTRATION OF THE STATED SECURITIES

The null hereby notifies the SEC of its
intention to remove the entire class of
the stated securities from listing and
registration on the Exchange at the opening of business on August 17, 2012, pursuant to the provisions of Rule 12d2-2 (a).

[  X  ] 17 CFR 240.12d2-2(a)(3)  That on
August 3, 2012 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment.

Pursuant to the offer to purchase and merger agreement between The Talbots, Inc. and TLB
Merger Sub Inc., a direct wholly-owned
subsidiary of TLB Holdings LLC which became effective on August 3, 2012, The Warrants issued by The Talbots, Inc. will be converted solely into the right to receive from the surviving corporation, subject to the holder of the warrant paying the applicable exercise price for the shares of common stock subject to such Talbots warrant, an amount in cash equal to (i) $2.75 per share, multiplied by
(ii) the total number of shares of common stock subject to such warrant that is outstanding and unexercised as of immediately prior to the acceleration time. Immediately following the effective time, Talbots will provide the holders of the Talbots Warrants with notice that such warrants are being accelerated to the earliest date permitted pursuant to the Talbots Warrant Agreement (60 days). Given that the common stock underlying the warrants is no longer publicly trading and that the warrants are being converted into the right to receive cash and their expiration date is being cancelled

The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on August 6, 2012.